FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

October 29, 2009

Item 3: News Release:

A news release dated and issued on October 29, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Initial Closing of Private Placement

Item 5: Full Description of Material Change:

Vancouver, Canada, October 29th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that further to the Company’s News Release dated October 5th, 2009, the Company has closed on an initial flow-through subscription agreement and has issued a total of 1,190,000 units at a price of $0.21/unit for proceeds of $249,900.  The units are subject to a hold period of four months expiring March 1, 2010.  A cash payment of $12,495 and 59,500 warrants have been issued as finders fees.

As previously announced, the flow-through units will be issued at a price of $0.21 per unit.  Each flow-through unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 18 months from the close of the flow-through private placement.  The ordinary units will be issued at a price of $0.19 per unit.  Each regular unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share of the Company at a price of $0.28 per share for a period of 18 months from the close of the private placement.

The proceeds from the unit offerings will be utilized for uranium exploration in Canada and for general corporate purposes.  Finders fees may be payable in connection with these proposed placements and are subject to regulatory approval.

In other matters, the Board of Directors and members of its Compensation Committee have approved, subject to regulatory acceptance, the issuance of 1,200,000 incentive stock options to an officer and an employee of the Company.  The exercise price of the options will be $0.18 per common share, exercisable for a period of five years and shall include a two year-vesting provision.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of October 2009.